NuMobile, Inc.
2520 South Third Street, Suite 206
Louisville, KY 40208

July 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Maryse Mills-Apenteng, Special Counsel

Re:	NuMobile, Inc. Preliminary Information Statement on Schedule 14C Filed June 15, 2010 File No. 000-30949

Ladies and Gentlemen:

In connection with NuMobile, Inc.’s (the “Company”) responses to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set  forth  in  a  comment  letter  dated June 21, 2010 relating to the above-referenced preliminary information statement of NuMobile, Inc. (“NuMobile” or the “Company”), the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ James Tilton
Chief Executive Officer